August 2012 Pricing Sheet dated August 14, 2012 relating to Preliminary Terms No. 291 dated August 14, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. Equities

Market-Linked Notes due October 17, 2017
Based on the Value of the S&P 500® Index
PRICING TERMS – AUGUST 14, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$3,000,000
Pricing date:	August 14, 2012
Original issue date:	August 17, 2012 (3 business days after the pricing date)
Maturity date:	October 17, 2017
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:	1,403.93, which is the index closing value on the pricing date
Final average index value:	The arithmetic average of the index closing values on each of the determination dates, as determined on the final determination date.
Determination dates:
Each index business day on which there is no market disruption event with respect to the underlying index from and including July 12, 2017 to and including the final determination date.  If a day during this approximately 3-month period is not an index business day or if a market disruption event occurs with respect to the underlying index on such day, the index closing value of the underlying index will not be taken on such day.

Final determination date:	October 12, 2017, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61755S552 / US61755S5525
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$10	$0.35	$9.65
Total	$3,000,000	$105,000	$2,895,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 291 dated August 14, 2012
Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011          Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.